Exhibit 99.1

January 6, 2022

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of SciSparc Ltd. (the “Meeting”), to be held on Thursday, February 10, 2022 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on January 11, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Mr. Itschak Shrem
Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on February 10, 2022

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”), to be held on Thursday, February 10, 2022 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

The following matters are on the agenda for the Meeting:

(1)	to re-elect Ms. Liat Sidi as a Class I director, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until her respective successor is duly elected and qualified;

(2)	to approve a new compensation policy for the Company’s executive officers and directors;

(3)	to approve an amendment to the compensation terms of the Company’s non-executives directors;

(4)	to approve the compensation terms of Mr. Itschak Shrem, the President of the Company (and a member of the Board);

(5)	to approve the compensation terms of Mr. Amitay Weiss, the chairman of the Board;

(6)	to approve the compensation terms of Mr. Oz Adler, the Company’s Chief Executive Officer; and

(7)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on January 11, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on January 11, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 15% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Thursday, February 17, 2022 at 3:00 p.m. (Israel time).  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is January 13, 2022.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://investor.scisparc.com/ or at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel , upon prior notice and during regular working hours (telephone number: +972-3-6103100 ) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on February 9, 2022 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Mr. Itschak Shrem
Chairman of the Board of Directors

Proxy Statement

______________

Annual General Meeting of Shareholders

To Be Held on February 10, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of SciSparc Ltd. (the “Company” or “SciSparc”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, February 10, 2022, at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of SciSparc’s ordinary shares, beginning January 14, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on January 11, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under ”How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect Ms. Liat Sidi as a Class I director, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until her respective successor is duly elected and qualified;

(2)	to approve a new compensation policy for the Company’s executive officers and directors;

(3)	to approve an amendment to the compensation terms of the Company’s non-executives directors;

(4)	to approve the compensation terms of Mr. Itschak Shrem, the President of the Company (and a member of the Board);

(5)	to approve the compensation terms of Mr. Amitay Weiss, the chairman of the Board;

(6)	to approve the compensation terms of Mr. Oz Adler the Company’s Chief Executive Officer; and

(7)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On January 5, 2022, we had a total of 3,091,740 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on January 11, 2022, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 15% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Thursday, February 17, 2022 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal No. 7 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal Nos. 2 and 6, and Proposal Nos. 3, 4 and 5 in the event Proposal No. 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal Nos. 3, 4, 5 and 6, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

If you do not state whether or not you are a controlling shareholder or have personal interest with respect to Proposal Nos. 2 and 6, and Proposal Nos. 3, 4 and 5 in the event Proposal No. 2 is not approved, by marking “YES” or “NO” on the proxy card or voting instruction form (or in your electronic submission), your ordinary shares will not be voted for Proposal Nos.  2 and 6, or Proposal Nos. 3, 4 and 5 if Proposal No. 2 is not approved.

As of this date, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal Nos. 2, 3, 4, 5 or 6. Such shareholders should mark “NO” in the appropriate place on the proxy card or voting instruction form (or in their electronic submission).

In connection with Proposal No. 2, the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows our board of directors to approve such Proposal even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on February 9, 2022.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 16 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on January 11, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning January 14, 2022. Certain officers, directors, employees and agents of SciSparc, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://investor.scisparc.com/. The contents of that website are not a part of this proxy statement.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2020 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 30, 2021 (the “Annual Report”), a copy of which is available on our website at https://investor.scisparc.com/.

DIRECTOR INDEPENDENCE

On December 22, 2021, our ordinary shares commenced trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “SPRC”. Prior to that, our ordinary shares were quoted on the OTCQB. Accordingly, our Board has determined that each of Mr. Vider, Ms. Sidi, Mr. Ben Shay and Mr. Dayan satisfy the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in the Nasdaq Rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

Following our up-list to the Nasdaq, our Board resolved on January 3, 2022, to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 (the “Regulation”). Accordingly, upon adoption of the exemption in accordance with the Regulation, the Company is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. The terms of office for each of the Company’s former external directors, Mr. Amnon Ben Shay and Mr. Alon Dayan, will expire, pursuant to the Regulation, at our next annual general meeting of shareholders following this meeting and the Board intends to reappoint each of the foregoing directors after such meeting and classify them at that time.

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF MS. LIAT SIDI AS A DIRECTOR OF THE COMPANY

Background

Our Board currently has seven directors and directors who are not founder directors are divided into three classes with staggered three-year terms as follows:

●	the Class I director is Ms. Liat Sidi, and her term expires at the Meeting;

●	the Class II directors consist of Mr. Moshe Revach and Mr. Lior Vider and their terms will expire at our next annual general meeting of shareholders following this Meeting; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our second annual general meeting of shareholders following this Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Ms. Liat Sidi. If re-elected at the Meeting, Ms. Liat Sidi will serve until the third annual general meeting of our shareholders following this Meeting, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, Ms. Liat Sidi has certified to us that she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill her duties as a director of SciSparc, taking into account the special needs of SciSparc.

Biographical information concerning Ms. Liat Sidi is set forth below:

Ms. Liat Sidi has served on our Board since August 2020. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Ms. Liat Sidi be re-elected as a Class I director, to serve until the third annual general meeting of shareholders following this Meeting and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of Ms. Liat Sidi as a Class I director for a term to expire at the third annual general meeting of shareholders following this Meeting.

PROPOSAL 2

APPROVAL OF A COMPENSATION POLICY FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

Background

At the Meeting, shareholders will be asked to approve a new compensation policy regarding the terms of office and employment of our executive officers and directors. As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our current compensation policy (the “Compensation Policy”) became effective on January 15, 2020 following its approval by our shareholders as amended on March 2, 2021.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our compensation committee of the Board (the “Compensation Committee”) and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

Following a review of the Current Compensation Policy by our Compensation Committee and Board, our Compensation Committee and the Board propose adopting a new compensation policy (the “Proposed Compensation Policy”), in the form attached to this Proxy Statement as Annex A.

The Proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the Proposed Compensation Policy will not be approved by our shareholders, our current Compensation Policy will remain in full force and effect until the earlier of its expiration, on January 15, 2023, or the adoption of a new compensation policy. To the extent not approved by our shareholders at the Meeting, our Compensation Committee and Board may nonetheless approve the Proposed Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

The Proposed Compensation Policy is intended to incentivize individual excellence to align the interests of our office holders with the Company’s short and long-term goals and performance, and as a result, with those of our shareholders.

Pursuant to the Proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment arrangements and other benefits. The cash bonuses that may be granted under the Proposed Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Proposed Compensation Policy, an annual cash bonus that may be awarded to executive officers (other than the Chief Executive Officer) may be based on company, division, departmental, business unit, and individual objectives. Measurable performance objectives may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to executive officers (other than the Chief Executive Officer) on a discretionary basis.

The Proposed Compensation Policy provides that the annual bonus awarded to the Company’s Chief Executive Officer will be based on measurable performance objectives of the Company, subject to a minimum threshold. The measurable performance objectives will be determined annually by the Compensation Committee and the Board and will be based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

Similar to our current Compensation Policy, the equity-based compensation under the Proposed Compensation Policy for our executive officers is consistent with the underlying objectives in determining the base salary and the annual cash bonus and designed to enhance the alignment between the executive officers’ interests with the long term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as RSUs, in accordance with the Company’s 2015 Israeli Share Option (the “Incentive Plan”) as may be updated from time to time, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, role and the personal responsibilities of the relevant executive officer.

Under the Proposed Compensation Policy our executive officers may be granted with several cash and equity benefits upon or in connection with “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the executive officer is terminated or adversely adjusted in a material way. Our executive officers also may be granted with a non-compete grant upon the termination of their employment, the terms and conditions of which shall be decided by the Board.

The Proposed Compensation Policy contains compensation recovery (Clawback) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Proposed Compensation Policy also contains provisions that would enable our Chief Executive Officer to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance with the Proposed Compensation Policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Proposed Compensation Policy.

The Proposed Compensation Policy also governs the compensation of our Board members and provides that our non-employee directors may be entitled to an annual cash fee retainer, up to the limits set forth in the Proposed Compensation Policy. Our chairperson and President may also be entitled to an annual cash fee and annual bonus limited to a maximum amount as set forth in the Proposed Compensation Policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the Proposed Compensation Policy, subject to the approval of the Company’s shareholders as required under the Companies Law.

Under the Proposed Compensation Policy, our non-executive directors and our chairperson and President may also be awarded annual equity-based compensation up to the applicable limits set forth in the Proposed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Compensation Policy, which is attached as Annex A hereto.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the new compensation policy for the Company’s executive officers and directors, as detailed in the Proxy Statement, dated January 6, 2022”.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the new compensation policy for the Company’s executive officers and directors.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of each of our non-executive directors who serve on our Board from time to time, all in accordance with the terms set forth below.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, the board of directors and shareholders, in that order. The Compensation Committee and the Board have reviewed, discussed and approved the proposed changes as detailed hereunder, in light of our Proposed Compensation Policy, and determined that these changes are in line with the terms and conditions of the Proposed Compensation Policy.

Under the Companies Law and the rules and regulations promulgated thereunder, each of our non-executive directors is currently entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our non-executive directors, other than any expert director, an annual fee of NIS 28,980, a per-meeting fee of NIS 925 and a fee of NIS 463 for a written consent. An expert director is currently paid an annual fee of NIS 48,916, a per-meeting fee of NIS 3,270 and a fee of NIS 1,635 for a written consent.

It is proposed that, as compensation for their services, each of our non-executive directors will receive a fixed annual payment of NIS 100,000, paid on a quarterly basis, with no per-meeting attendance fee. If approved, the proposed cash compensation with respect to our incumbent non-executive directors, would take effect on April 1, 2021, provided that with respect to Mr. Alon Dayan and Mr. Amon Ben Shay, the proposed cash compensation would take effect on January 3, 2022, the date of their initial service as non-external directors following the opt-out of the rules related to external directors.

In addition, each of our non-executive directors shall be entitled to a one-time grant of options to purchase 5,500 Ordinary Shares under the Option Plan. Such grant will be made initially upon the initial election or appointment of a non-executive director. With respect to our incumbent non-executive directors and Ms. Liat Sidi, who is nominated for re-election at the Meeting (if re-elected), the one-time grant, in accordance with this Proposal, will be made upon the conclusion of the Meeting.

The options shall vest over a period of three (3) years commencing on April 21,2021 (the initial approval date of the grant by the Board), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 90 days from the termination of the tenure of a director, (iv) the exercise price per share of the options will be US$ 6.50, the average price of the Company’s ordinary shares in the OTCQB and Nasdaq market on the 30 days prior to the date of grant, (v) the options grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] – Capital Gain Track (“Section 102”), if applicable, if applicable, (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company and (vii) the date of grant for Section 102 purposes will be the date of the Board approval.

The proposed terms of compensation were approved by our Compensation Committee and the Board and are not consistent with our current Compensation Policy, though such proposed terms are consistent with the Proposed Compensation Policy as further described in Proposal No. 2.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment to the compensation terms of the Company’s non-executive directors, as detailed in the Proxy Statement, dated January 6, 2022.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the compensation terms of the Company’s non-executive directors.

PROPOSAL 4

APPROVAL OF THE COMPENSATION TERMS OF MR. ITSCHAK SHREM,

THE PRESIDENT OF THE COMPANY (AND A MEMBER OF THE BOARD)

Background

At the Meeting, shareholders will be asked to approve the compensation terms of Mr. Itschak Shrem, our director and President of the Company all in accordance with the terms set forth below.

Mr. Itschak Shrem was appointed by the Board as the President of the Company, effective as of January 10, 2022, and was delegated with the authorities and responsibilities of those of the chairman of the Board.

Mr. Itschak Shrem’s compensation package as our former chairman of the Board, currently includes a monthly fee in the amount of NIS 10,000 plus VAT which includes payment for participation in Board (or Board committee) meetings. In addition, Mr. Itschak Shrem is entitled to an annual target-based bonus of up to NIS 40,000 based on measurable objectives to be determined by the Compensation Committee and approved by the Board for the applicable fiscal year, while up to 20% of such annual bonus may be discretionary and not subject to measurable performance indexes and for other customary benefits.

Due to the Company’s request to increase the involvement and capacity of the President, it is proposed to approve the following terms of compensation of Mr. Itschak Shrem, as the President of the Company:

(i)	a monthly fee of NIS 52,500, effective as of April 1, 2021;

(ii)	a one-time grant of options to purchase 31,000 Ordinary Shares under the Option Plan. The options shall vest over a period of three (3) years commencing on April 21,2021 (the initial approval date of the grant by the Board), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 90 days from the termination of engagement (iv) the exercise price per share of the options will be US$ 6.50 the average price of the Company’s ordinary shares in the OTCQB and Nasdaq market on the 30 days prior to the date of grant, (v) the options grant will be in accordance and pursuant to Section 102, if applicable, (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company, and (vii) the date of grant for Section 102 purposes shall be January 3, 2022, the date of the Board approval; and

(iii)	an annual bonus of up to 6 monthly salaries and up to 8 monthly salaries in the event of over-achievement.

In addition, in light of Mr. Shrem’s contribution to the Company’s recent up-listing to the Nasdaq, it is proposed to approve a special one-time bonus of NIS 297,500 to Mr. Shrem.

The proposed terms of compensation are not consistent with our current Compensation Policy, though such proposed terms are consistent with the Proposed Compensation Policy as further described in Proposal No. 2.

When considering the proposed compensation terms, the Compensation Committee and the Board considered numerous factors, as well as Mr. Shrem’s performance and contribution to the Company.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of the Company’s President, as detailed in the Proxy Statement, dated January 6, 2022.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of the Company’s President.

PROPOSAL 5

APPROVAL OF THE COMPENSATION TERMS OF MR. AMITAY WEISS,

THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

At the Meeting, shareholders will be asked to approve the compensation terms of Mr. Amitay Weiss, our chairman of the Board, all in accordance with the terms set forth below.

Mr. Amitay Weiss was appointed by the Board as chairman of the Board, effective as of January 10, 2022.

Mr. Amitay Weiss’ compensation package as our former Chief Executive Officer, currently includes a monthly fee in the amount of NIS 10,000 plus VAT which includes payment for participation in Board (or Board committee) meetings. In addition, Mr. Amitay Weiss’ is entitled to an annual target-based bonus of up to NIS 40,000 based on measurable objectives to be determined by the Compensation Committee and approved by the Board for the applicable fiscal year, while up to 20% of such annual bonus may be discretionary and not subject to measurable performance indexes and for other customary benefits.

Due to the Company’s request to increase the involvement and capacity of the chairman of the Board, it is proposed to approve the following terms of compensation of Mr. Weiss, as the chairman of the Board:

(i)	a monthly fee of NIS 52,500, effective as of April 1, 2021;

(ii)	a one-time grant of options to purchase 31,000 Ordinary Shares under the Option Plan. The options shall vest over a period of three (3) years commencing on April 21,2021 (the initial approval date of the grant by the Board), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 90 days from the termination of engagement (iv) the exercise price per share of the options will be US$ 6.50 the average price of the Company’s ordinary shares in the OTCQB and Nasdaq market on the 30 days prior to the date of grant , (v) the options grant will be in accordance and pursuant to Section 102, if applicable, (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company, and (vii) the date of grant for Section 102 purposes shall be January 3, 2022, the date of the Board approval; and

(iii)	an annual bonus of up to 6 monthly salaries and up to 8 monthly salaries in the event of over-achievement.

In addition, in light of Mr. Weiss’ contribution to the Company’s recent up-listing to the Nasdaq, it is proposed to approve a special one-time bonus of NIS 297,500 to Mr. Weiss.

The proposed terms of compensation were approved by our Compensation Committee and the Board and are not consistent with our current Compensation Policy, though such proposed terms are consistent with the Proposed Compensation Policy as further described in Proposal No. 2.

When considering the proposed compensation terms, the Compensation Committee and the Board considered numerous factors, as well as Mr. Weiss’ performance and contribution to the Company.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of the Company’s chairman of the Board, as detailed in the Proxy Statement, dated January 6, 2022.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of the Company’s chairman of the Board.

PROPOSAL 6

APPROVAL OF THE COMPENSATION TERMS OF MR. OZ ADLER, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

At the Meeting, shareholders will be asked to approve the compensation terms of Mr. Oz Adler, our Chief Executive Officer all in accordance with the terms set forth below.

On January 3, 2022, Mr. Oz Adler was appointed by the Board as our Chief Executive Officer, effective as of January 10, 2022. Mr. Adler is responsible for the ongoing management of our Company and its subsidiaries, initiating new opportunities and leading our business development activities.

Due to the increase in the Company’s business activities, it is proposed to approve the following terms of compensation of Mr. Oz Adler, as the Company’s Chief Executive Officer:

(i)	a monthly fee of NIS 55,000, which, if determined by the Board, may be increased by up to 20%, effective as of January 10, 2022;

(ii)	customary social benefits;

(iii)	reimbursement of travel and other business expenses;

(iv)	an annual bonus of up to 6 monthly salaries and up to 8 monthly salaries in the event of over-achievement; and

(v)	a one-time grant of options to purchase 31,100 Ordinary Shares under the Incentive Plan. The options will vest over a period of three (3) years commencing on April 21, 2021 (the initial approval date of the grant by the Board), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 90 days from the termination of the engagement, (iv) the exercise price per share of the options will be US$ 6.50 the average price of the Company’s ordinary shares in the OTCQB and Nasdaq market on the 30 days prior to the date of grant , (v) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance, if applicable, (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company and (vii) the date of grant for Section 102 purposes shall be January 3, 2022, the date of the Board approval.

In addition, in light of Mr. Adler’s contribution, as our Chief Financial Officer in 2021, to the Company’s recent up-listing to the Nasdaq, it is proposed to approve a special one-time bonus of NIS 110,000 to Mr. Adler.

The proposed terms of compensation were approved by our Compensation Committee and the Board and are not consistent with our current Compensation Policy, though such proposed terms are consistent with the Proposed Compensation Policy as further described in Proposal No. 2.

When considering the proposed compensation terms, the Compensation Committee and the Board considered numerous factors, as well as Mr. Adler’s performance and contribution to the Company.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated January 6, 2022.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the compensation terms of the Company’s Chief Executive Officer.

PROPOSAL 7

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THIER REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021 and until the next annual general meeting of shareholders, subject to the approval of our shareholders.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2020, filed on Form 20-F with the Commission on March 30, 2021, and accessible through the Commission’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as SciSparc Ltd.’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2020. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2020, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://investor.scisparc.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 16 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on March 30, 2021 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investor.scisparc.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Mr. Itschak Shrem
Chairman of the Board of Directors

Dated: January 6, 2022

Annex A

COMPENSATION POLICY

SCISPARC LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], 2022)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of SciSparc Ltd. (“SciSparc” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of SciSparc’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance SciSparc’s value and otherwise assist SciSparc to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to SciSparc’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, SciSparc’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as SciSparc’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of SciSparc (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

SciSparc’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to SciSparc’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling SciSparc’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of SciSparc’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with SciSparc’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet SciSparc’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, SciSparc’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of SciSparc’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in SciSparc were examined and will continue to be examined by SciSparc from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in SciSparc.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows SciSparc to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to SciSparc’s ability to attract and retain highly skilled professionals, SciSparc will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to SciSparc. To that end, SciSparc shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to SciSparc’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	SciSparc shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to SciSparc’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	SciSparc shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to SciSparc’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	SciSparc may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with SciSparc’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with SciSparc’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account SciSparc’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in SciSparc’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of SciSparc’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by SciSparc’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to SciSparc’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed four (4) of such Executive Officer’s monthly base salaries.

9.3.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed five (5) of such Executive Officer’s monthly base salaries .

CEO

9.4.	The annual cash bonus of SciSparc’s CEO will be based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above and based on a discretionary element as provided in Section 9.5 below. Measurable performance objectives will be determined annually by SciSparc’s Compensation Committee (and, if required by law, by SciSparc’s Board) and will be based on company and personal objectives.

9.5.	The annual cash bonus granted to SciSparc’s CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria. The discretionary bonus for any given fiscal year will not exceed two (2) of the CEO’s monthly base salaries.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed six (6) of his or her monthly base salaries.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed eight (8) of his or her monthly base salaries.

10.	Other Bonuses

10.1.	Special Bonus. SciSparc may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. SciSparc may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. SciSparc may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, SciSparc shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by SciSparc prior to the second anniversary following the filing of such restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for SciSparc’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of SciSparc and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by SciSparc is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with SciSparc’s policies, the main terms of which shall be disclosed in the annual report of SciSparc

12.4.	All other terms of the equity awards shall be in accordance with SciSparc’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

SciSparc may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and chairperson of the Board and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

SciSparc may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

SciSparc may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, SciSparc may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with SciSparc for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	SciSparc may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and SciSparc all subject to applicable law and the Company’s articles of association.

20.2.	SciSparc will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering SciSparc’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), SciSparc shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	SciSparc may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for SciSparc’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All SciSparc’s non-employee Board members may be entitled to an annual cash fee retainer of up to $40,000 and up to $240,000 for the President or chairperson of SciSparc’s Board. The chairperson of SciSparc’s Board and the President may be paid an annual bonus of up to six (6) of his or her monthly cash compensation and up to an additional two (2) monthly cash compensation for overachievement. The discretionary bonus for any given fiscal year will not exceed two (2) monthly cash compensation.

23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of SciSparc’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $120,000 or (ii) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and in the case of the President and chairperson of the Board - the higher of (i) 300% of his or her annual base salary or (ii) 2% of the Company’s fair market value at the time of approval of the grant by the Board.

26.	All other terms of the equity awards shall be in accordance with SciSparc’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of SciSparc’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of SciSparc’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require SciSparc to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between SciSparc and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, SciSparc may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of SciSparc and none of the provisions thereof are intended to provide any rights or remedies to any person other than SciSparc.